Day Pitney LLP

One Jefferson Road

Parsippany, New Jersey 07054

                         October 26, 2017

VIA EDGAR

David Gessert, Esq.

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valley National Bancorp
Registration Statement on Form S-4
Filed September 29, 2017
File No. 333-220743

Dear Mr. Gessert:

We are outside legal counsel to Valley National Bancorp (collectively with its subsidiaries referred to below as the “Company”) in connection with the above-referenced filing. As a follow-up to your oral comments to Michael T. Rave in a telephone conference on October 18, 2017, the Company’s response to such comments is set forth below. To facilitate your review, we have repeated the substance of your comments in bold type, followed by the Company’s response.

1.	Pursuant to Rule 438 of Regulation C, please file a consent of the person being named as a director of the Company as an exhibit to the registration statement.

The Company has filed the Consent of Jennifer W. Steans as Exhibit 99.3 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 as requested.

2.	Please provide the information required by Items 401, 402 and 407(a) of Regulation S-K for the person being named as a director of the Company and for the executive officers of USAmeriBancorp, Inc. who will become executive officers of the Company.

The Company has revised the disclosure beginning on page 71 to provide the disclosures required by Items 401, 402 and 407(a) of Regulation S-K for Jennifer W. Steans who we are anticipating will be appointed a director of the Company in connection with the transaction. With respect to Messrs. Joseph V. Chillura, Alfred T. Rogers and James G. Olivier, none of these individuals will be in charge of a principal business unit, division or function or perform any policy making function for the Company. Accordingly, the Company has determined that none of these individuals will become an executive officer of the Company as defined in Rule 405 of Regulation C following the closing of the merger.

Thank you for your consideration of the above responses. If you have any questions or would like additional information, please contact the undersigned by telephone at (973) 966-8123 or by e-mail at mrave@daypitney.com.

Very truly yours,

/s/ Michael T. Rave
Michael T. Rave, Esq.

cc:        Ronald H. Janis, Esq., General Counsel of Valley National Bancorp